FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓                 Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____            No      ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding financial results for the second quarter of 2009 of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on August 12, 2009.

JA Solar Announces Second Quarter 2009 Financial Results

Shanghai, Aug. 12, 2009 -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar products, today announced financial results for its second quarter ended June 30, 2009.

Second Quarter 2009 Results

Revenue in the second quarter of 2009 was RMB 600.7 million ($88.0 million), a decrease of 51.4 percent from RMB 1.2 billion ($181.1 million) in the second quarter of 2008 and an increase of 159.3 percent from RMB 231.7 million ($33.9 million) reported in the first quarter of 2009.  Total gross profit in the second quarter was RMB 68.3 million ($10.0 million) or 11.4 percent, compared with RMB 288.4 million ($42.2 million) or 23.3 percent in the second quarter of 2008, and gross loss of RMB 142.7 million ($20.9 million) or 61.6 percent in the first quarter of 2009.

Total operating expenses in the second quarter of 2009 were RMB 177.4 million ($26.0 million), compared with RMB 72.1 million ($10.6 million) in the second quarter of 2008 and RMB 50.4 million ($7.4 million) in the first quarter of 2009.  Included in operating expenses was a charge of RMB 81.1 million ($11.9 million) of non-cash stock-based compensation charge in the second quarter of 2009, compared with RMB 44.3 million ($6.5 million) in the second quarter of 2008 and RMB 11.9 million ($1.7 million) in the first quarter of 2009.  Stock-based compensation charge in the second quarter of 2009 included a one-time charge of RMB 56.3 million ($8.2 million) related to surrender of stock options to the company by employees during the quarter.  In the second quarter of 2009, the company also recorded a reserve for prepayment to suppliers and provision for accounts receivable of RMB 44.5 million ($6.5 million). Total operating expenses, excluding the stock-based compensation charge and the reserve for prepayment to suppliers and provision for accounts receivable, were RMB 51.9 ($7.6 million).              .

Operating loss in the second quarter of 2009 was RMB 109.0 million (a loss of $16.0 million), compared with operating income of RMB 216.3 million ($31.7 million) in the second quarter of 2008 and operating loss of RMB 193.1 million (a loss of $28.3 million) in the first quarter of 2009.  Excluding stock-based compensation charge, provision for prepayments to suppliers and reserve for receivables, the company generated an operating income of RMB 16.5 million ($2.4 million) for the second quarter of 2009.

GAAP net loss per diluted ADS in the second quarter of 2009 was RMB 1.21 (a loss of $0.18), compared with net loss per diluted ADS of RMB 0.04 (a loss of $0.01) in the same period of 2008 and net loss per diluted ADS of RMB 1.20 (a loss of $0.18) in the first quarter of 2009.

At June 30, 2009, JA Solar had cash and cash equivalents of RMB 2.2 billion ($328.8 million), compared with RMB 1.3 billion ($192.9 million) at March 31, 2009.  During the second quarter of 2009, the company used long-term loans with favorable interest rates obtained from Chinese banks to retire certain short-term loans.  The company also repurchased RMB 128.1 million ($18.8 million) face value of convertible bonds at discount during the second quarter, and RMB 170.7 million ($25.0 million) face value subsequent to the quarter end.  As a result of positive operating cash flow in the quarter and the effort to strengthen the balance sheet, the company’s working capital balance at June 30, 2009 improved by 37.6 percent from RMB 2.6 billion ($385.4 million) at the end of the first quarter to RMB 3.6 billion ($530.5 million) at June 30, 2009.  The convertible bonds outstanding at June 30, 2009 were RMB 2.0 billion ($296.5 million) and RMB 1.9 billion ($271.5 million) as of today.  Total long-term bank loans outstanding at June 30, 2009 were RMB 920.0 million ($134.7 million).

"We are pleased with our second quarter results, which reflect our success in growing JA Solar’s customer base and our market share,” said Baofang Jin, JA Solar’s chairman and CEO.  “JA Solar continues to offer high quality products at a very competitive price, afforded by our industry-leading technology and cost structure.  We are also pleased that because of our focus on operations and cost reductions, we were able to show gross margin improvement in the second quarter,” he said.

“Looking ahead, we are seeing significant signs of market improvement in both end-market demand and financing.  We believe our cost structure and customer relationships will drive even stronger third quarter results,” he said.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Wednesday, Aug. 12, 2009 at 8:00 am Eastern time. The call may be accessed by dialing 1.866.271.0675 (U.S.) or 1.617.213.8892 (international). The passcode is JA Solar. A live webcast of the conference call will be available on the company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888.286.8010 (U.S.) or 1.617.801.6888 (international). The passcode for the replay is 35619617.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2009, which was RMB 6.8302 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2009, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form F-20 and other documents filed with the Securities and

Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Deborah Stapleton/Alexis Pascal
Stapleton Communications
deb@stapleton.com/alexis@stapleton.com
1.650.470.0200

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For three months ended
	Jun. 30, 2008	Mar. 31, 2009	Jun. 30, 2009	Jun. 30, 2009
	RMB'000	RMB'000	RMB'000	USD'000
Net revenues	1,236,677	231,684	600,729	87,952
Cost of sales	(948,228)	(374,424)	(532,402)	(77,948)
Gross profit	288,449	(142,740)	68,327	10,004
Selling, general and administrative expenses	(66,588)	(39,466)	(163,949)	(24,003)
Research and development expenses	(5,545)	(10,937)	(13,425)	(1,966)
Total operating expenses	(72,133)	(50,403)	(177,374)	(25,969)
Income/(loss) from operations	216,316	(193,143)	(109,047)	(15,965)
Interest expense	(32,948)	(58,155)	(57,256)	(8,383)
Change in fair value of derivatives	175,662	33,318	(52,760)	(7,725)
Gain on buyback of convertible bond	-	13,817	11,044	1,617
Other income/(expenses)	(35,283)	(8,524)	13,879	2,032
Income/(loss) before income taxes	323,747	(212,687)	(194,140)	(28,424)
Income tax benefit/(expenses)	(5,187)	19,419	(605)	(89)
Net income/(loss)	318,560	(193,268)	(194,745)	(28,513)
Net income/(loss) per share:
Basic	2.06	(1.20)	(1.21)	(0.18)
Diluted	(0.04)	(1.20)	(1.21)	(0.18)

Weighted average number of shares outstanding:
Basic	154,519,808	161,419,260	161,419,260	161,419,260
Diluted	163,688,037	161,419,260	161,419,260	161,419,260

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For six months ended
	Jun. 30, 2008	Jun. 30, 2009	Jun. 30, 2009
	RMB'000	RMB'000	USD'000
Net revenues	2,358,710	832,413	121,872
Cost of sales	(1,834,403)	(906,826)	(132,767)
Gross profit	524,307	(74,413)	(10,895)
Selling, general and administrative expenses	(136,193)	(203,415)	(29,782)
Research and development expenses	(8,242)	(24,362)	(3,567)
Total operating expenses	(144,435)	(227,777)	(33,349)
Income/(loss) from operations	379,872	(302,190)	(44,244)
Interest expense	(33,441)	(115,411)	(16,897)
Change in fair value of derivatives	216,384	(19,442)	(2,846)
Gain on buyback of convertible bond	-	24,861	3,640
Other income/(expenses)	(75,584)	5,355	785
Income/(loss) before income taxes	487,231	(406,827)	(59,562)
Income tax benefit/(expenses)	(14,203)	18,814	2,755
Net income/(loss)	473,028	(388,013)	(56,807)
Net income/(loss) per share:
Basic	3.07	(2.40)	(0.35)
Diluted	0.92	(2.40)	(0.35)

Weighted average number of shares outstanding:
Basic	154,291,717	161,419,260	161,419,260
Diluted	159,733,545	161,419,260	161,419,260

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31,	June 30,
	2008	2009	2009
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	1,542,784	2,245,571	328,771
Restricted cash	33,061	41,517	6,078
Short term investment	421,865	-	-
Accounts receivable	355,051	141,388	20,700
Inventories	591,989	744,877	109,056
Advances to suppliers	680,447	690,884	101,151
Other current assets	205,227	223,186	32,678
Total current assets	3,830,424	4,087,423	598,434
Property and equipment, net	1,369,807	1,443,364	211,321
Advances to suppliers	1,944,912	1,778,886	260,444
Derivative asset-Capped call options	4,485	2,242	328
Deferred issuance cost	58,953	50,898	7,452
Other long term assets	70,603	78,129	11,439
Total assets	7,279,184	7,440,942	1,089,418
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	490,000	130,000	19,033
Accounts payable	117,982	127,041	18,600
Accrued and other liabilities	262,842	207,251	30,343
Total current liabilities	870,824	464,292	67,976
Convertible Bond	1,532,600	1,466,277	214,676
Embedded derivatives	115,676	123,534	18,087
Long-term bank borrowings	-	920,000	134,696
Other long term liabilities	5,185	22,219	3,252
Total liabilities	2,524,285	2,996,322	438,687
Commitment and Contingencies
Shareholders’ equity	4,754,899	4,444,620	650,731
Total liabilities and shareholders’ equity	7,279,184	7,440,942	1,089,418

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By           /s/ Baofang Jin

Name:    Baofang Jin

Title:       Chief Executive Officer

Date: August 17, 2009